UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 23, 2012

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes  ☐ No  ☒

As previously disclosed, on September 21, 2011, NewLead Holdings Ltd. (the “Company”) received a written notification from The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company was not in compliance with Listing Rule 5450(a)(1) (the “Rule”) because the minimum bid price of its common shares was below $1.00 per share for the previous 30 consecutive business days. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided with a 180 calendar day grace period, which ended on March 19, 2012, to regain compliance with the Rule by maintaining a price of $1.00 per share or more for a minimum of ten consecutive business days at any time during the compliance period.

On March 20, 2012, the Company received a written notification from Nasdaq indicating that to date, the Company has not complied with the Rule and that the Company’s common shares would be subject to delisting from The Nasdaq Global Select Market as a result of the deficiency unless the Company requests a hearing before a Nasdaq Listing Qualifications Panel (the “Panel”) on or before March 27, 2012.

Accordingly, the Company intends to timely request a hearing before the Panel, which has the discretion to grant the Company additional time to regain compliance. Requesting such a hearing will stay any action with respect to the suspension of trading of the Company’s securities. At the hearing, the Company will present its plan to regain compliance with the Rule and will request continued listing pending the completion of the plan. The common shares have been trading above $1.00 for the past nine trading days and the Company is prepared to effect a reverse split (although not necessarily at the same previously disclosed ratio), if necessary, to cure the deficiency. However, there can be no assurance that the Company’s share price will continue to remain at or above $1.00 or that the Panel will grant the Company’s request for continued listing.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2012

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer